July 22, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (the “Registrant”)
Registration Statement on Form N-14
To the Commission:
On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares (Class Y and Institutional Class shares) in connection with the reorganization of Touchstone Anti-Benchmark® US Core Equity Fund, a series of Touchstone Funds Group Trust, into Touchstone Dynamic Equity Fund (to be known as Touchstone Anti-Benchmark® US Core Equity Fund), a series of the Registrant. The Registration Statement is intended to become effective on August 21, 2020, pursuant to Rule 488 under the Securities Act of 1933.
Please contact Abigail Hemnes, Esq. at (617) 951-9053 or Clair Pagnano, Esq. at (617) 261-3246, both of K&L Gates LLP, if you have any questions or comments with respect to this filing.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz Secretary of the Registrant